FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                   UNILEVER N.V.

                                                                                                                                              /S/ P J CESCAU
                                                                                                                                             By  P J CESCAU
                                                                                                                                                     DIRECTOR

                                                                                                                                        /S/ J A LAWRENCE
                                                                                                                                       By  J A LAWRENCE
                                                                                                                                                      DIRECTOR

Date: 09 July 2008

                                               EXHIBIT INDEX
                                               -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                          Notice to Euronext, Amsterdam dated 09 July 2008
                                              Director/PDMR Shareholding

Exhibit 99

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR A J OGG	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction RELEASE OF PURCHASED SHARES, PURCHASED IN 2005, UNDER THE UNILEVER UNITED STATES DEFERRED COMPENSATION PROGRAM
9.	Number of shares, debentures or financial instruments relating to shares acquired 257	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE

13.	Price per share or value of transaction US$ 27.85	14.	Date and place of transaction 30 JUNE 2008, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 21,576 0.002%	16.	Date issuer informed of transaction 9 JULY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 9 JULY 2008

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR M B POLK	4.	State whether notification relates to a person connected with a person discharging managerial Responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction RELEASE OF PURCHASED SHARES, PURCHASED IN 2005, UNDER THE UNILEVER UNITED STATES DEFERRED COMPENSATION PROGRAM
9.	Number of shares, debentures or financial instruments relating to shares acquired 1,889	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE

13.	Price per share or value of transaction US$ 27.85	14.	Date and place of transaction 30 JUNE 2008, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 29,495 0.002%	16.	Date issuer informed of transaction 9 JULY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information	24.	Name of contact and telephone number for queries HOLLY RICHARDS +44(0)207 8225927

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 9 JULY 2008

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.